# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DZS INC., CIK 0001101680
CUSIP: 23305L107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5700 TENNYSON PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0001606408
Persons authorized to receive notices and communications: SoonHo Kim, DTC Tower, 49 Daewangpangyo-ro, 644Beon-gil, Bundang-gu, Seongnam-si, Korea Republic Of (M5), 13493, 82-70-7010-1000

## Reporting persons
- DASAN Networks, Inc. (CIK 0001606408): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage is calculated based on 38,789,398 shares of common stock, par value $0.001 per share (the "Common Stock"), of DZS Inc. (the "Issuer") outstanding as of October 31, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: DZS INC.
Address of issuer's principal executive offices: 5700 TENNYSON PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Comment:
Explanatory Note

This Amendment No. 3 to statement on Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed with the SEC on September 14, 2016 (as amended and supplemented by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on February 5, 2021 and Amendment No. 2 to the statement on Schedule 13D filed with the SEC on November 21, 2022, collectively, the "Prior Schedule 13D," and as amended and supplemented by this Amendment No. 3, the "Schedule 13D"), and is being filed on behalf of the Reporting Person in respect of the Common Stock of the Issuer.

Except as amended and supplemented herein, the information set forth in the Prior Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings set forth in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule A attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented as follows:

On December 4, 2025, the Reporting Person executed a sale of all of its 9,093,015 shares of Common Stock at a price per share of approximately $0.000074641 in a privately negotiated transaction (the "Disposition"). The sale price per share is in US Dollars and reflects the conversion of South Korean Won to USD at an exchange rate of $0.0006787 to South Korean Won 1.00 as of December 4, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Disposition, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by the following: The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A. Directors and Officers of DASAN Networks, Inc.

## Signatures
- DASAN Networks, Inc.: /s/ Min Woo Nam, Min Woo Nam, Chief Executive Officer (12/17/2025)